EXTERRAN HOLDINGS, INC.
16666 Northchase Drive
Houston, TX 77060
August 5, 2010
Via Edgar and Facsimile (703-813-6968)
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
ATTN: Hagen Ganem, Division of Corporation Finance
RE:	Exterran Holdings, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed February 25, 2010 Definitive Proxy Statement on Schedule 14A Filed March 29, 2010 File No. 001-33666
Ladies and Gentlemen:
     Exterran Holdings, Inc. (the “Company”) hereby provides its response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated July 21, 2010. For ease of reference, we have repeated the Staff’s comments below and we have numbered our responses to correspond with the Staff’s comments.
Form 10-K for the year ended December 31, 2009
Item 15. Exhibits, Financial Statement Schedules, page 64
1. Please tell us what consideration you have given to filing the following agreements as exhibits.
•	The agreements underlying the Partnership’s revolving credit facility, term loan, and 2009 ABS Facility referenced on page 50.

•	The written plans setting forth the terms of your annual performance -based incentive compensation programs discussed on page 24 of your annual proxy statement.

•	The Exterran Partners, L.P. Long-Term Incentive Plan (“Partnership Plan”) discussed on page 29 of your annual proxy statement.

Securities and Exchange Commission
August 5, 2010

With respect to the incentive plans, in your response please specifically address Item 601(b)(10)(iii)(A), which provides in relevant part that “[a]ny management contract or any compensatory plan, contract or arrangement, including but not limited to plans relating to . .. . deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) in which any . . . of the named executive officers of the registrant . . . participates shall be deemed material and shall be filed.”
Response:	In response to Comment 1, the Company confirms that, in its Form 10-Q for the quarter ended June 30, 2010, it will file (or incorporate by reference) the agreements underlying the Partnership’s revolving credit facility, term loan, and 2009 ABS Facility, as well as the Partnership’s long-term incentive plan. With respect to the 2010 performance-based incentive compensation program, the Company has not adopted a written plan. The compensation committee of the Company’s board of directors adopted the 2010 incentive program at a committee meeting without adopting a plan document memorializing the terms of the performance-based incentive compensation program for 2010. The material terms of the program, as reflected in the minutes of the compensation committee’s meeting, were disclosed in the Company’s current report on Form 8-K filed on March 4, 2010.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 18
Compensation Philosophy and Objectives, page 19
2. We note that you target your cash compensation at the 50th percentile and your equity compensation at the 50th to 70th percentile of amounts paid by your peer group of companies to their executives. In future filings, please disclose where actual cash and equity compensation amounts earned by each named executive officer fell relative to the applicable benchmark and, to the extent amounts fell significantly above or below targeted amounts, please discuss the reasons for such variance.
Response:	In response to Comment 2, the Company confirms that in future filings in which the disclosure under Regulation S-X Item 402(b) is required, it will disclose how actual cash and equity compensation amounts earned by each named executive officer compared to the applicable benchmark and, to the extent amounts were significantly above or below targeted amounts, the reasons for such variance.
Elements of Compensation, page 22
Annual Performance-Based Incentive Compensation, page 24

Securities and Exchange Commission
August 5, 2010

3. We note that your compensation committee designs its annual incentive program, in part, on each named executive officer’s contribution to company performance. In future filings, please describe in more detail the elements of individual performance that your compensation committee takes into account when designing compensation programs and determining the payouts to be made to each named executive officer thereunder. To the extent that considerations vary significantly among the named executive officers, describe the elements of individual performance separately with respect to each.
Response:	In response to Comment 3, the Company confirms that in future filings in which the disclosure under Regulation S-X Item 402(b) is required, it will disclose in more detail the elements of individual performance that the Company’s compensation committee takes into account when designing compensation programs and determining the payouts to be made to each named executive officer thereunder and, to the extent that considerations vary significantly among the named executive officers, the elements of individual performance with respect to each such person.
Certain Relationships and Related Transactions, page 48
Related-Party Transaction Policy, page 48
4. In future filings, please describe the standards applied by your audit committee in determining whether related party transactions should be approved, ratified, or rejected. See Item 404(b)(1)(ii) of Regulation S-K.
Response:	In response to Comment 4, the Company confirms that in future filings in which the disclosure under Regulation S-X Item 404(b) is required, it will disclose the standards applied by its audit committee in determining whether related party transactions should be approved, ratified, or rejected.
* * *
     In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 5, 2010

     Please contact the undersigned with any questions concerning this letter at (281) 836-7000. In addition, we request that you advise us when the Staff has completed its review of the filings which were the subject of the Staff’s comments.

Very Truly Yours, Exterran Holdings, Inc.
By:	/s/ J. Michael Anderson
	Name:	J. Michael Anderson
	Title:	Senior Vice President, Chief Financial Officer and Chief of Staff